SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

LG Display Forms Strategic Alliance with Idemitsu Kosan for AMOLED

Seoul, Korea (June 24, 2009) – LG Display Co., Ltd. [NYSE: LPL, KRX: 034220], a leading innovator of thin-film transistor liquid crystal display (TFT-LCD) technology, announced today that it has formed a strategic alliance with Idemitsu Kosan Co.,Ltd., a provider of world-class OLED materials based in Japan. The alliance is in line with LG Display’s strategy to raise its competitiveness in the OLED business.

The strategic MOU includes technology development and cross license regarding patented technologies related to OLED. The two sides agreed to cooperate to develop high performance OLED displays. On the 24th, Vice President Byung-chul Ahn, who heads the OLED Business at LG Display, and Yoshihisa Matsumoto, Executive Director of Electronic Materials Department at Idemitsu, signed the agreement at Idemitsu’s head office in Tokyo, Japan.

The agreement enables LG Display to secure a stable source of OLED materials including device structure proposal, allowing the company to reinforce research, development and manufacturing of OLED products. This will accelerate the growth of LG Display’s OLED business, which is emerging as a new growth engine. Idemitsu will benefit from securing a global display leader as a customer by supplying high-performance OLED material to LG Display and cooperating in technology development and commercialization.

Dr. Ahn said, “The agreement will not only fortify LG Display’s OLED business, but it will contribute significantly, to our ability, to respond to the mid to large-sized OLED market of notebook PCs and TVs over the mid to long-term. We have high hopes that this win-win relationship will bring major synergies to our respective OLED business.”

Dr. Matsumoto said, “We are very proud to forge a strategic alliance with industry leader, LG Display. Through this agreement, we expect to consolidate a cross and tight relationship with LG Display and further strengthen Idemitsu’s OLED technology and Business.”

According to market research firm DisplaySearch, the global OLED market is forecasted to grow from USD1.05 billion in 2009 to USD3.33 billion by the end of 2010.

Reference:

OLED stands for “organic light-emitting diode,” a display device that sandwiches carbon-based films between two charged electrodes, one a metallic cathode and one a transparent anode, usually being glass. The organic films consist of a hole-injection layer, a hole-transport layer, an emissive layer and an electron-transport layer. When voltage is applied to the OLED cell, the injected positive and negative charges recombine in the emissive layer and create electro-luminescent light.

OLED displays are emissive devices - they emit light rather than modulate transmitted or reflected light. OLED is widely used in handheld devices such as PDAs and mobile phones, car audio systems and digital cameras. OLEDs are bright, thin, lightweight and deliver fast response times while using low power and offering high contrast ratio. OLED displays do not require a backlight.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and five back-end assembly facilities in Korea, China and Poland. The company has a total of 27,000 employees operating worldwide. Please visit http://www.lgdisplay.com for more information.

About Idemitsu Kosan

In 1997, Idemitsu employed its proprietary molecular design and organic synthesis technologies to develop what was then the world’s brightest blue-light organic luminous material. The company continued to develop cutting-edge OLED materials and various device technologies. Current R&D is focused on materials that can be used for mid to large-sized displays or lighting. Idemitsu is active in the protection and application of its intellectual properties in technology development and businesses. It retains a large number of critical patents regarding OLED technologies.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Contact:

Bang-Soo Lee, VP, Public Affairs & PR

LG Display

Phone: +822-3777-1020

E-mail: bsleeb@lgdisplay.com

Claire Ohm, Assistant Manager, Corporate PR

LG Display

Phone: +822-3777-1004

E-mail: hcohm@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: June 24, 2009

By:	/s/ Kyeong Lae Lee
(Signature)
Name:	Kyeong Lae Lee
Title:	Senior Manager/ Finance & Risk Management Department